SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Market Announcements released on August 11, 2020 and on August 20, 2020, that (i) the public offering with restricted efforts, pursuant to CVM Instruction 476 , of January 16, 2009, as amended (“CVM Instruction 476”), of debentures to be issued by Centrais Elétricas do Norte do Brasil SA (“Eletronorte”), initiated in accordance with the notice of initiation released on July 27, 2020 in CVM website (“Eletronorte Offering”); and (ii) the public offering with restricted efforts, under the terms of CVM Instruction 476, of debentures issued by Amazonas Geração e Transmissão de Energia SA (“Amazonas GT”), initiated according to the notice of initiation disclosed on August 3, 2020 on the website of CVM and approved according to the General Meeting of shareholders of Amazonas GT held on July 31, 2020, whose minutes were registered with the Commercial Registry of the State of Amazonas on August 5, 2020 and published in the Federal Government Official Gazette and in the newspaper Diário do Amazonas on August 10, 2020, and according to the Eletrobras Board of Directors' Meeting held on July 30, 2020, whose minutes were registered with the Commercial Registry of the Federal District on August 3, 2020 (“Amazonas GT Offer” and, together with the Eletronorte Offering, “Offers”), were resumed from August 26, 2020, after the end of the preventive suspension period for the Offers that lasted from August 10, 2020 until August 25, 2020, in order to guarantee the faithful compliance with CVM Instruction 476.

In addition, the Company informs its shareholders and the market in general about the closing of the Amazonas GT Offer, according to the closing notice disclosed on the present date on the CVM website, distributed with restricted efforts, as detailed below.

500,000 (five hundred thousand) simple debentures, not convertible into shares, of unsecured type were subscribed and paid up, with an additional personal guarantee provided by Eletronorte, with a unit face value of R$ 1,000.00 (one thousand reais), totaling R$ 500,000,000.00 (five hundred million reais), on the issue date. The maturity of the debentures will be 4 (four) years from the date of issue, expiring, therefore, on August 4, 2024, for the purpose of reinforcing cash.

The nominal unit value of the debentures or the balance of the unit nominal value of the debentures, as the case may be, will bear interest corresponding to 100% (one hundred percent) of the accumulated variation of the average daily rates of the DI - Interbank Deposits of one day, “over extra-group”, expressed as a percentage per year, base 252 (two hundred and fifty-two) business days, calculated and published daily by B3 SA - Brasil, Bolsa, Balcão, in the daily newsletter available on its website (http: //www.b3.com.br), plus a surcharge of 2.75% (two integers and seventy-five hundredths percent) per year, based on a year of 252 (two hundred and fifty-two) days calculated in the manner provided for in the documents of the Amazonas GT Offer.

The Company informs that it will keep the market informed about the Eletronorte Offer, which is still ongoing.

Rio de Janeiro, September 02, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.